Operating Agreement for

Sepia Coffee Project LLC

I. **Preliminary Provisions**

1. **Effective Date:** This operating agreement of Sepia Coffee Project LLC, effective May 18th, 2021, and amended on April 11, 2022, is adopted by the members whose signatures appear at the end of this agreement.

2. **Formation:** This limited liability company (LLC) was formed by filing articles of organization with the LLC filing office of the state of Michigan (ID NO. 802661492) on May 3rd, 2021. An Employee Identification Number (EIN) has also been registered under 86-3605266. A copy of this organizational document and IRS-EIN has been placed in the LLCs records book.

3. **Name:** The formal name of this LLC is as stated above. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statues and procedures.

4. **Registered Office and Agent:** The registered office of this LLC and the registered agent at this address are as follows: Sepia Coffee Project LLC, 9417 John R Street, Detroit, MI 48202. Martell Mason is registered as company agent. The registered office and agent may be changed from time to time as the members may see fit, by filing a change of registered agent or office form with the state LLC filing office. It will not be necessary to amend this provision of the operating agreement when such a change is made.

5. **Business Purposes:** The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of the following: Coffee Roastery, Café, Coffee Shop.

   It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

6. **Duration of LLC:** The duration of this LLC shall be perpetual. Further, this LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

II. Membership Provisions

1. **Nonliability of Members:** No member of this LLC shall be personally liable for the expenses, debts, obligations, or liabilities of the LLC, or for claims made against it.

2. **Reimbursement for Organizational Costs:** Members shall be reimbursed by the LLC for organizational expenses paid by the members. The LLC shall be authorized to elect to deduct and amortize organizational expenses and start-up expenditures as permitted by the Internal Revenue Code and as may be advised by the LLC's tax adviser.

3. **Management:** This LLC shall be managed exclusively by appointed members. Managerial roles will include, but are not limited to, a general manager, processing/logistical manager(s) and sales manager(s).

4. **Member's Percentage Interests:** A member's percentage interest in this LLC shall be computed as a fraction, the numerator of which is the total of a member's capital account and the denominator of which is the total of all capital accounts of all members. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's "percentage interest" in this LLC.

5. **Membership Voting:** Except as otherwise may be required by the articles of organization, certificate of formation, or a similar organizational document, by other provisions of this operating agreement, or under the laws of this state, each member shall vote on any matter submitted to the membership for approval in proportion to the

member's percentage interest in this LLC. Further, unless defined otherwise for a particular provision of this operating agreement, the phrase "majority of members" means the vote of members whose combined votes equal more than 50% of the votes of all members in this LLC, and a majority of members, so defined, may approve any item of business brought before the membership for a vote unless a different vote is required under this operating agreement or state law.

6. **Compensation**: Members shall not be paid as members of the LLC for performing any duties associated with such membership, including management of the LLC. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise.

7. **Member's Meetings:** The LLC shall not provide for regular member's meetings. However, any member may call a meeting by communicating his/her wish to schedule a meeting to all other members. Such notifications may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communication reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine, or other form of electronic communication to the member calling this meeting, to meet at a mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting.

   If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the nonattending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held

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without the attendance of all members if most of the percentage interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each nonattending member promptly after the holding of the second postponed meeting.

Written minutes of the discussions and proposals presented at the members' meeting, and the votes taken, and matters approved as such meeting, shall be taken by one of the members or a person designated at the meeting. A copy of the minutes of the meting shall be placed in the LLCs records book after the meeting.

8. **Membership Certificates:** This LLC shall be authorized to obtain and issue certificates representing or certifying membership interest in this LLC. Each certificate shall show the name of the LLC and the name of the member, and state that the person named is a member of the LLC and is entitled to all the rights granted members of the LLC under the articles of organization, certificate of formation, or a similar organizational document; this operating agreement; and provisions of law. Each membership certificate shall be consecutively numbered and signed by one or more officers of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the member on membership certificates.

In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating, summarizing, or referring to any transfer restrictions that apply to membership of this LLC under the articles of organization, certificate of formation, or a similar organizational document, and/or this operating agreement, as well as the address where a member may obtain a copy of these restrictions upon request from this LLC.

The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates.

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9. **Other Business by Members:** Each member shall agree not to own an interest in, manage, or work for another business, enterprise, or endeavor, if such ownership or activities would compete with this LLC's business goals, mission, profitability, or productivity, or would diminish or impair the member's ability to provide maximum effort or performance in managing the business of this LLC.

III. Tax and Financial Provisions

1. **Tax Classification of LLC:** The members of this LLC intend that this LLC be initially classified as a partnership for federal and, if applicable, state income tax purposes. It is understood that, subject to federal and state law requirements, all members may agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, *Entity Classification Election*, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

2. **Tax Year and Accounting Method:** The tax year of this LLC shall be December 31. The LLC shall use the accrual method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of all members if the LLC qualifies for such change and may be affected by the filing of appropriate forms with the IRS and state tax authorities.

3. **Tax Matters Representative:** If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate a "tax matters representative," who will fulfill this role by being the representative of the LLC in dealings with the IRS, who will report to the members on the progress and outcome of these dealings, and who will make any required elections on income tax forms in consultation with the LLC's tax adviser.

4. **Annual Income Tax Returns and Reports:** Within 60 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. If this LLC is classified as a partnership for income tax purposes, this additional information shall include a federal (and, if



applicable, state) Schedule K-1(form 1065, Partner's Share of Income, Deduction, Credits, etc.) or equivalent income tax reporting form. This additional information shall also include a financial report, which shall include a balance sheet with profit and loss statement for the prior tax year of the LLC.

5. **Bank Accounts:** The LLC shall designate one or more banks or other institutions for the deposit of funds of the LLC, and shall establish savings, checking, investment, and other such accounts as are reasonable and necessary for its business and investment. One or more members of the LLC shall be designated with the consent of all members to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into, and among such accounts. The funds of the LLC, however, and wherever deposited or invested, shall not be comingled with the personal funds of any members of the LLC.

6. **Title to Assets:** All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS

_____   _____
Martell Mason   Signature

_____   _____
Maria Hernaez   Signature

_____   _____
Kevin Keefe   Signature

Listing of Members – Schedule 1

As of the 11ᵗʰ day of April 2022, the following is a list of Members of the Company:

Name	
Martell Mason	░░░░░░░░░░░░
Maria Hernaez	░░░░░░░░░░░░
Kevin Keefe	░░░░░░░░░░░░

Listing of Capital Contributions – Schedule 2

The Members' initial contribution to the Company capital is stated to be $55,000 USD with $15,000 USD in service contributions. The description and each individual portion of this initial contribution is as follows:

Name	Capital Contribution	Service Contribution	% Ownership (percentage interest)
Martell Mason	$15,000	$15,000	42.85 %
Maria Hernaez	$20,000	-	28.575 %
Kevin Keefe	$20,000	-	28.575%
Total	$55,000	$15,000	100 %
Total Contribution (capital + service)	$70,000		

